Exhibit (d)(38)

NOTICE OF AND CONSENT TO
ASSIGNMENT OF SUB-ADVISORY AGREEMENT

     Reference is made to the Portfolio Management Agreement among INVESCO Funds Group, Inc. (“IFG”), Pacific Select Fund (“Trust”), and Pacific Life Insurance Company, (“Investment Manager”), dated the 2nd day of January, 2001 (the “Agreement”), in its capacity as investment advisor for the Health Sciences, Financial Services and Technology Portfolios (the “Funds”).

RECITALS

     As part of an internal reorganization involving various business units of AMVESCAP PLC (“AMVESCAP”), IFG intends to assign all sub-advisory agreements related to U.S. mutual funds registered under the Investment Company Act of 1940 (the “1940 Act”), specifically including the Agreement, to INVESCO Institutional (N.A.), Inc. (“INVESCO Institutional”), which is also a registered investment adviser. Both IFG and INVESCO Institutional are wholly-owned subsidiaries of INVESCO North American Holdings, Inc. (“INVESCO North American”), a wholly-owned indirect subsidiary of AMVESCAP.

     The assignment will not result in an actual change in control, which would result in a termination of the agreements due to “assignment” pursuant to Section 2(a)(4) of the 1940 Act, and Rule 2a-6 thereunder. INVESCO North American has obtained an opinion from its legal counsel, Ballard Spahr Andrews & Ingersoll, LLP, confirming its conclusion that the assignment will not result in an actual change in control, a copy of which opinion is attached hereto as Attachment 1.

     NOW, THEREFORE, in consideration of the premises:

1.	Subject to the approval of the board of directors (or trustees, as applicable) of the Funds for INVESCO Institutional to serve as the Funds’ sub-advisor, effective May 1, 2004:

A.	IFG assigns all rights and responsibilities arising under the Agreement to INVESCO Institutional; and

B.	INVESCO Institutional hereby agrees to assume all rights and responsibilities, and associated liabilities, arising out of the Agreement and to become a party to said Agreement upon the terms and conditions set forth therein, standing in the stead of IFG.

2.	The Investment Manager and Trust consent to the assignment of the Agreement.

3.	Prior to May 1, 2004, the Investment Manager and Trust shall obtain the approval of the board of directors (or trustees, as applicable) of the Funds to name INVESCO Institutional as the Funds’ new sub-advisor.

4.	All terms and conditions set forth in the Agreement are hereby confirmed and remain in full force and effect.

     IN WITNESS WHEREOF, the parties have caused this Notice of and Consent to Assignment of Sub-Advisory Agreement to be executed by their respective officers.

INVESCO Funds Group, Inc.		INVESCO Institutional (N.A.), Inc.

By:	/s/Raymond R. Cunningham	By:	/s/John D. Rogers

Name: Raymond R. Cunningham		Name: John D. Rogers
Title: President, CEO		Title: President, CEO

Accepted and agreed:

Pacific Life Insurance Company

By:	/s/Glenn S. Schafer	By:	/s/Audrey L. Milfs

Name: Glenn S. Schafer		Name: Audrey L. Milfs
Title: President		Title: Secretary

Accepted and agreed:

Pacific Select Fund

By:	/s/Glenn S. Schafer	By:	/s/Audrey L. Milfs

Name: Glenn S. Schafer		Name: Audrey L. Milfs
Title: President		Title: Secretary